UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Pilgrim Bancshares, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

72143J105
(CUSIP Number)

December 31, 2018
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 72143J105	13G/A

1)	NAMES OF REPORTING PERSONS
Context BH Capital Management, LP

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☒

3)	SEC USE ONLY

4)	CITIZENSHIP OR PLACE OF ORGANIZATION	Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5)	SOLE VOTING POWER	186,769

	6)	SHARED VOTING POWER	-0-

	7)	SOLE DISPOSITIVE POWER	186,769

	8)	SHARED DISPOSITIVE POWER	-0-

9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	186,769

10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐

11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

Approximately 8.3%

12)	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)	PN

Page 2 of 6 Pages

Item 1(a).	Name of Issuer:	Pilgrim Bancshares, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

40 South Main Street Cohasset, Massachusetts 02025

Item 2(a).	Name of Person Filing:

This statement is being filed by Context BH Capital Management, LP (“Context BH Capital Management”) with respect to 179,669 shares of Common Stock directly owned by Context BH Partners LP (the “Fund”), of which the General Partner is CCP BH III, LP, and 7,100 shares of Common Stock directly owned by private investment funds to which Context BH Capital Management acts as sub-adviser to the adviser to such private investment funds (the “Sub-Advised Funds”).

Context BH Capital Management is the investment manager of the Fund and thereby exercises investment discretion over its accounts and accordingly may be deemed to have beneficial ownership over the shares of Common Stock directly owned by the Fund. Context BH Capital Management is the sub-adviser to the Sub-Advised Funds and thereby exercises investment discretion over their accounts and accordingly may be deemed to have beneficial ownership over the shares of Common Stock directly owned by the Sub-Advised Funds.

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The principal business office address of Context BH Capital Management is:

401 City Avenue, Suite 800 Bala Cynwyd, Pennsylvania 19004

Item 2(c).	Citizenship:

The place of organization of Context BH Capital Management is Delaware.

Item 2(d).	Title of Class of Securities: Common Stock, par value $0.01 per share

Item 2(e).	CUSIP Number:	72143J105

Page 3 of 6 Pages

Item 3.		If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C.78o).

	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

	(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

	(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

	(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____________.

Item 4.		Ownership.

		Provide the following information regarding the aggregate number and percentage of the class of securities of the Issuer identified in Item 1.

	(a)	Amount beneficially owned:	186,769

	(b)	Percent of class:	8.3%

	(c)	Number of shares as to which the person has:

	(i)	Sole power to vote or to direct the vote	186,769

	(ii)	Shared power to vote or to direct the vote	-0-

	(iii)	Sole power to dispose or to direct the disposition of	186,769

	(iv)	Shared power to dispose or to direct the disposition of	-0-

Page 4 of 6 Pages

         The number of shares beneficially owned and the percentage of outstanding shares represented thereby have been computed in accordance with Rule 13d-3 under the Act. The percentage of ownership described above is based on 2,261,619 shares of the Issuer’s common stock, par value $0.01 per share, outstanding as of November 7, 2018, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2018 filed with the Securities and Exchange Commission on November 9, 2018.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

The right to receive dividends from, or the proceeds from the sale of, all shares of Common Stock reported in this statement as being deemed to be beneficially owned by Context BH Capital Management is held by the Fund or the Sub-Advised Funds, as the case may be, both of which are subject to Context BH Capital Management’s investment discretion. In accordance with Rule 13d-4 under the Act, the filing of this statement shall not be construed as an admission that Context BH Capital Management or any other person named in this statement is, for the purposes of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of the Common Stock reported in this statement.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Page 5 of 6 Pages

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief of the undersigned Reporting Person, the undersigned Reporting Person certifies that the information set forth in this statement is true, complete and correct.

Dated: February 12, 2019

CONTEXT BH CAPITAL MANAGEMENT, LP

By:	/s/ Karen Batchelder
Karen Batchelder
Chief Operating Officer

Page 6 of 6 Pages